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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File No. 1-13056

For the period ending February 28, 2003

Cambior Inc.

1111 St. Charles Street West
East Tower, Suite 750
Longueuil, Quebec
Canada
J4K 5G4

Attn: Marc Dagenais
Corporate Secretary
 (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐                        Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐                        No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .]

LIST OF DOCUMENTS

1.
Press release issued by Cambior Inc. on February 12, 2003, reporting a profitable fourth quarter for Cambior;

2.
Press release issued by Cambior Inc. on February 14, 2003, announcing the record date for the Annual General Meeting of Shareholders;

3.
Press release issued by Cambior Inc. on February 25, 2003 reminding the expiry of Cambior warrants on February 27; and

4.
Press release issued by Cambior Inc. on February 28, 2003, announcing the receiving of Cdn $17.1 million from the exercise of warrants.

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, February 12, 2003
 All amounts are expressed in US dollars

CAMBIOR REPORTS A PROFITABLE FOURTH QUARTER

—	Net earnings of $1.5 million (1¢ per share)
—	Cash flow from operating activities of $12.5 million (8¢ per share)
—	Gold production of 133,000 ounces
—	Revenues of $53.4 million
—	Increase in cash resources to $42.8 million at year end
—	Net financial obligations reduced from $85.4 million to $21.9 million
—	Mineral reserves increased by 409,000 ounces to 4.2 million ounces of gold contained
—	Rosebel moving to full construction
—	The Company reiterates its objective to reduce the hedge book by a further 37% to 800,000 ounces of gold by the end of 2003

FOURTH QUARTER FINANCIAL RESULTS

For the fourth quarter ended December 31, 2002, the Company had net earnings of $1.5 million (1¢ per share) compared to net earnings of $12.1 million (12¢ per share) for the corresponding quarter in 2001. Earnings before non-hedge derivative adjustments and other were $4.0 million (3¢ per share) compared to $5.9 million (6¢ per share) for the fourth quarter of 2001.

Cash flow from operating activities was $12.5 million (8¢ per share) compared to $5.2 million (5¢ per share) in the fourth quarter in 2001. After adjustments for the value of gold deliveries under the prepaid gold forward sales agreement, cash flow from operating activities was $15.5 million (10¢ per share) in the fourth quarter of 2002 compared to $8.3 million (8¢ per share) for the corresponding quarter in 2001.

For the fourth quarter of 2002, revenues totaled $53.4 million, similar to the corresponding quarter in 2001. The operating margin (EBITDA1) was $10.8 million (7¢ per share) compared to $13.7 million (14¢ per share) for the corresponding quarter of 2001. The EBITDA was lower in 2002 due to the planned decrease in production.

FULL YEAR 2002

For the full year 2002, earnings before unusual items were $9.2 million (7¢ per share) compared to a loss of $1.2 million (1¢ per share) for 2001. In 2002, a negative non-hedge derivative adjustment and other of $17.3 million resulted in a net loss of $8.1 million (6¢ per share); this compares to a net loss of $8.2 million (9¢ per share) in 2001 when the writedown of mining assets totaled $5.4 million.

1
EBITDA: earnings before interest, taxes, depreciation and amortization, unrealized loss/gain on derivative instruments and writedown of assets.

Cash flow from operating activities was $30.8 million (22¢ per share) compared to $81.3 million (88¢ per share) in 2001. Adjusted cash flow from operating activities without the deferred revenue was $43.0 million (31¢ per share) compared to $32.4 million (35¢ per share) in 2001.

Revenues and EBITDA amounted to $204.2 million and $40.4 million respectively, slightly higher than last year despite a planned decrease in gold production. Net cash flow from operations and equity issues during the year resulted in a reduction of net financial obligations from $85.4 million to $21.9 million. Liquidities at year-end 2002 totaled $42.8 million compared to $14.6 million at the end of 2001.

2002 PRODUCTION AND 2003 PRODUCTION TARGETS

For the fourth quarter of 2002, gold production totaled 133,000 ounces at a mine operating cost of $240 per ounce compared to 160,700 ounces at a mine operating cost of $196 per ounce for the corresponding quarter in 2001. Increased unit costs are due to deferred stripping charges to operating costs and very high fuel costs at Omai and a lower grade and mill throughput at Doyon due to a relatively harder mix of ore. The Niobec division maintained a strong performance during the fourth quarter of 2002 with total sales reaching $6.4 million compared to $4.8 million in the corresponding period of 2001.

For 2002, gold production totaled 568,800 ounces of gold at a mine operating cost of $223 per ounce compared to 614,900 ounces of gold at a mine operating cost of $212 per ounce in 2001. The decrease in gold production is mainly due to lower production at the Omai mine, as forecasted in the mining plan. The 2002 production was a significant improvement over our initial forecast of 547,000 ounces of gold at a mine operating cost of $225 per ounce.

Cambior's consolidated gold production target for 2003 is estimated at 522,000 ounces at a mine operating cost of $227 per ounce, including a non-cash charge of $9 per ounce for deferred stripping capitalized in prior years. The decrease in budgeted production is a result of a planned reduction at the Omai mine. Sustaining capital expenditures for the operating gold mines are estimated at $10.9 million in 2003. Including the capital cost for the construction of Rosebel, the total capital expenditures for 2003 are estimated at $100 million.

2003 TARGET
Gold mines	Production (ounces)	Mine operating cost	Capital Expenditures
			(millions of $)
Omai	273,000	$216/oz	Nil
Doyon Division(1)	218,000	$241/oz	$8.9
Sleeping Giant (50%)	31,000	$230/oz	$2.0
TOTAL	522,000	$227/oz	$10.9

(1)
Includes the Doyon and Mouska mines.

MINERAL RESERVES

Mineral reserves up by 409,000 ounces of gold

Proven and probable mineral reserves have increased by 11% or 409,000 ounces since last year to total 4.2 million ounces of gold contained after subtracting the 2002 production. The attached table details Cambior's share of mineral reserves and resources as at December 31, 2002, estimated at a gold price of $325 per ounce.

Louis P. Gignac, President and CEO of Cambior, stated "We are pleased with the Company's financial and operational performance for 2002 and the increase in mineral reserves at year end. Our Canadian operations show great potential at depth for additional reserves and resources. The primary objective in 2003 will be to add to our mineral reserves and resources, which reflect our capacity to maintain and increase gold production over the medium term."

Mine site exploration and development drilling at the Canadian operations added 194,100 ounces of mineral reserves, replacing 75% of production, and also added 91,000 ounces of measured and indicated resources and 122,000 ounces of inferred resources. The gain at Rosebel was 793,000 ounces of mineral reserves due to an increase in the gold price used for the calculation of mineral reserves and the inclusion of transition and hard rock ore in the Feasibility Study in August 2002.

At Omai, only 9% of production was replaced due to gains during production. Mining of the Wenot pit was completed during 2002 and it is expected that the reserves at the mine will be depleted in 2005. Renewal of reserves at Omai is dependent on the current exploration program finding a new gold deposit near the mine site.

A sensitivity analysis using a gold price of $300 per ounce indicates that proven and probable mineral reserves for the gold operations at December 31, 2002 would fall by only 1%. The impact of a $300 gold price on the Doyon Division would be a reduction of 1%, while the impact on the Omai mine would be a reduction of 2%. The impact of a $300 gold price on the Rosebel project would be a reduction of 10% to 1.9 million ounces contained. For every $25 increase in the gold price, the mineral reserves at Rosebel would increase by approximately 200,000 ounces of gold contained.

Cambior's share of mineral reserves at Niobec increased by over 25% to stand at 11.9 million tonnes at a grade of 0.65% Nb2O5 at year end. Since it began operating 25 years ago, the Niobec mine has had an excellent history of mineral reserve renewal. Both partners are pleased with this significant increase in reserves and its positive impact on the mine life, which is at least 18 years at the current mining rate.

GOLD HEDGING PROGRAM AND FINANCIAL HIGHLIGHTS

Continued Reduction in Hedging Program

In order to secure necessary net cash flow from operations to meet its capital commitments and financial obligations, the Company maintains a Revenue Protection Program for its gold operations. At the beginning of 2002, the credit facility in place required that the Company maintain a mandatory gold hedging program covering a minimum of 70% of its estimated net future production during the loan life at a minimum hedged gold price of $290 per ounce. Following the improvements in the Company's financial position, management negotiated a reduction of the mandatory hedging requirement with the lenders in June 2002. Due to this important modification and the Company's positive outlook for the gold market, Cambior reduced its hedging commitments by 32% or 600,000 ounces in 2002, by the delivery of gold production against the existing hedging positions, the restructuring of certain obligations and the repurchase of positions.

As at December 31, 2002, the Company had total commitments of 1.3 million ounces at an average price of $301 per ounce, including 114,000 ounces of call options sold at an average price of $301 per ounce. The Company's total commitments for its gold hedging program at the end of 2002 represent 31% of mineral reserves and 16% of both mineral reserves and resources. Because of its reduced commitments and increase in reserves, Cambior has increased its exposure on 1 million ounces of gold reserves during 2003.

The Company reiterates its strong objective of reducing the hedge book by a further 37% by the end of 2003 to 800,000 ounces, the minimum level required under the new credit facility arranged in connection with the Rosebel project. It is expected that hedging commitments will be reduced to less than 20% of mineral reserves by year-end 2003. Exposure to the gold price will be more significant with the commencement of production at the Rosebel gold project, scheduled for the beginning of 2004.

A 35% reduction in financial obligations and a new credit facility

As of December 31, 2002, Cambior had financial obligations2 of $65 million, a significant reduction from the $100 million at the beginning of the year. The reduction is mainly due to the two unit offerings during 2002 and net cash flow from operations. During the first quarter of 2003, the Company completed the documentation for the new $65 million credit facility with six banks announced on November 21, 2002. This new credit facility will be used mainly to repay the $22 million balance from the previous credit facility and to finance the construction and development of Rosebel.

Capital expenditures in 2002 totaled $30.2 million compared to $19.7 million in 2001, representing a 53% increase. Investments were principally for sustained capital and exploration and development drilling at the Doyon Division ($8.1 million) and expenditures at the Rosebel project ($12.7 million), including an amount of $5 million to acquire the 50% interest in the project.

2
Defined as long-term debt and gold delivery obligations under the prepaid gold forward sales agreement (deferred revenue).

At December 31, 2002, cash and cash equivalents and short-term investments totaled $42.8 million and shareholders' equity was $162.6 million or $1.02 (Cdn $1.60) per share.

ROSEBEL GOLD PROJECT

Cambior has received all the necessary permits, subscribed to the political risk insurance and closed the financing required to officially begin the construction and development of the Rosebel project.

A groundbreaking ceremony was held at Rosebel on January 25, 2003. Over 700 people were in attendance including the President of Suriname, His Excellency Ronald Venetiaan.

Since December 2002, the Company has completed the following work:

  •
  Upgraded the access road for the heavy loads during construction;

  •
  Completed the installation of the management information and communication systems;

  •
  Expanded the exploration camp into a temporary construction camp;

  •
  Completed condemnation and geotechnical drilling for the tailings pond, initial waste dumps and other plant facilities;

  •
  Cleared the land for the permanent camp, plant site and mill site;

  •
  Built plant roads;

  •
  Surveyed the final route for the transmission line;

  •
  Completed 75% of the detailed engineering;

  •
  Completed tenders for all equipment;

  •
  Initiated excavation for the plant and mill sites using heavy equipment transferred from the Omai mine; and

  •
  Poured its first concrete at the permanent camp.

As of the end of January 2003, a total of approximately $10 million has been spent on the development and construction of the Rosebel project and current commitments amount to approximately $22 million. Currently 300 construction employees are working on site.

During 2003, Cambior will focus on the development of the Rosebel gold project at an estimated capital cost of $95 million. It is expected that Rosebel will produce 270,000 ounces of gold in its first year of operation at a direct mining cost of $157 per ounce, boosting Cambior's gold production to over 700,000 ounces in 2004.

EXPLORATION AND BUSINESS DEVELOPMENT

The majority of Cambior's exploration activities in 2002 was concentrated on the Company's mine sites, where the probability of finding extensions or new mineralized zones is considered very high. The recent discovery at depth of the new high-grade "J" Zone east of the Doyon shaft and the extension at depth of the existing mineralized lenses at all of its Canadian gold operations are examples of the success of this strategy. Exploration expenditures amounted to $9.2 million, including $4.2 million for offsite exploration. With the success of the exploration program, mine deepening programs are being evaluated for the Sleeping Giant and Mouska mines.

In 2002, the Company discovered a new gold bearing structure at the La Grande Sud project located in the James Bay region of Québec and obtained encouraging results at the Porcupine project, northwest of Rouyn-Noranda. The Company intends to continue the drilling programs on both of these properties in 2003 to verify the continuity and extensions of gold mineralized intersections.

The 2003 exploration budget is estimated at $9 million of which $5 million is allocated for minesites. Approximately 103,000 metres of drilling will be completed on the Company's minesites and 40,000 metres will be drilled offsite.

Cambior will initiate a 3,000-metre drilling campaign this month on two wholly-owned high sulphidation epithermal gold targets in northern Peru. Drilling results will be available during the second quarter of the year.

The Company is continuing to evaluate various investment opportunities in the Americas to build on its current operating base.

"On the exploration side, we are very encouraged by the excellent results obtained to date. Intensive drilling programs will be executed in 2003 with a budget similar to 2002 to develop our asset base and provide our shareholders with improving returns" said Louis P. Gignac.

2003 OUTLOOK

"Rosebel represents a keystone for the growth of the Company and we intend to bring it into production on time and on budget to further increase our exposure to the favourable gold market. We also remain focused on our objective of reducing our hedging program to 800,000 ounces of gold by the end of December 2003. Our gold production target for 2003 is estimated at 522,000 ounces, increasing to over 700,000 ounces of gold in 2004 with the impact of Rosebel" said Louis P. Gignac

About Cambior

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT" and "CBJ.WT.B", trade on the TSX.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, the use of hedging and non-hedge derivative instruments, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve estimates. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves, requirement of additional financing, risks of hedging strategies, risk related to non-hedge derivative instruments, risks of delays in construction and other risks referred to in Cambior's 2001 Annual Information Form filed with the Securities Commission of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:
 CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
 PR-2003-05

CAMBIOR INC.

HIGHLIGHTS
(unaudited)

	Fourth Quarter ended December 31,		Year ended December 31,
All amounts in US dollars	2002	2001	2002	2001

RESULTS (in millions of $)
Total Revenues	53.4	52.4	204.2	198.2
EBITDA(1)	10.8	13.7	40.4	39.4
Cash flow from operating activities	12.5	5.2	30.8	81.3
Adjusted cash flow from operating activities(2)	15.5	8.3	43.0	32.4
Earnings (Loss) before the undernoted items	4.0	5.9	9.2	(1.2)
Non-hedge derivative gain (loss) and other	(2.5)	11.6	(17.3)	(1.6)
Writedown of assets	—	(5.4)	—	(5.4)

Net earnings (loss)	1.5	12.1	(8.1)	(8.2)

PER SHARE ($)
EBITDA(1)	0.07	0.14	0.29	0.42
Cash flow from operating activities	0.08	0.05	0.22	0.88
Adjusted cash flow from operating activities(2)	0.10	0.08	0.31	0.35
Earnings (Loss) before the undernoted items	0.03	0.06	0.07	(0.01)
Non-hedge derivative gain (loss) and other	(0.02)	0.11	(0.13)	(0.02)
Writedown of assets	—	(0.05)	—	(0.06)

Net earnings (loss)	0.01	0.12	(0.06)	(0.09)
Weighted average number of common shares outstanding (in millions)	156.7	100.3	140.1	92.8

GOLD
Number of ounces produced (000)	133	161	569	615
Number of ounces sold (000)	141	157	579	627
Accounting realized price ($ per ounce)	320	294	308	289
Average market price ($ per ounce)	322	279	310	271
Mine operating costs ($ per ounce)	240	196	223	212

(in millions of $)	December 31, 2002	December 31, 2001

FINANCIAL POSITION
Cash and short-term investments	43	15
Total assets	279	252
Total debt	28	51
Deferred revenue	37	49
Shareholders' equity	163	112

(1)
Earnings before interest, taxes, depreciation and amortization, writedown of assets and non-hedge derivative gain/loss and other (Note 16 of the notes to the consolidated financial statements).

(2)
Cash flows from operating activities are presented without the deferred revenue (Note 17 of the notes to the consolidated financial statements).

CAMBIOR INC.

GOLD PRODUCTION STATISTICS
(unaudited)

	Fourth Quarter ended December 31,		Year ended December 31,
	2002	2001	2002	2001

Omai (100%)
Production (ounces)	74,000	91,100	319,600	354,300
Tonnage milled (t)	1,936,300	2,013,200	7,727,300	7,902,600
Grade milled (g Au/t)	1.33	1.52	1.40	1.50
Recovery (%)	90	93	92	93
Mine operating costs ($ per tonne milled)	9	9	9	10
Mine operating costs ($ per ounce)	236	198	221	214
Depreciation ($ per ounce)	36	26	39	46

Doyon Division(1)
Production (ounces)	50,900	62,000	216,200	228,700
Tonnage milled (t)
Underground mines	306,800	305,000	1,248,100	1,177,500
Low grade stockpile	—	29,700	38,500	161,200

Total	306,800	334,700	1,286,600	1,338,700
Grade milled (g Au/t)
Underground mines	5.4	6.5	5.6	6.2
Low grade stockpile	—	1.0	1.0	1.0

Average	5.4	6.0	5.5	5.6
Recovery (%)	96	96	96	96
Mine operating costs ($ per tonne milled)	41	35	38	36
Mine operating costs ($ per ounce)	246	188	228	209
Depreciation ($ per ounce)	60	64	63	67

Sleeping Giant (50%)
Production (ounces)	8,100	7,600	33,000	31,900
Tonnage milled (t)	24,100	27,200	101,400	107,000
Grade milled (g Au/t)	10.8	9.0	10.5	9.6
Recovery (%)	97	96	97	97
Mine operating costs ($ per tonne milled)	82	69	72	65
Mine operating costs ($ per ounce)	244	245	220	217
Depreciation ($ per ounce)	44	43	46	43

TOTAL GOLD PRODUCTION (ounces)	133,000	160,700	568,800	614,900
MINE OPERATING COSTS ($ per ounce)	240	196	223	212

CONSOLIDATED GOLD PRODUCTION COSTS ($ per ounce)

Direct mining costs	234	205	226	222
Deferred stripping costs	6	(8)	(3)	(10)
Refining and transportation	1	1	2	2
By-product credits	(1)	(2)	(2)	(2)

Mine operating costs	240	196	223	212
Royalties	10	7	10	8

Total cash costs	250	203	233	220
Depreciation	46	42	48	54
Reclamation	3	3	3	3

Total production costs	299	248	284	277

(1)
Includes the Doyon and Mouska mines.

FOURTH QUARTER 2002

NON-GAAP MEASURES

We have included a measure of earnings before interest, taxes, depreciation and amortization, writedown of assets and non-hedge derivative gain/loss and other ("EBITDA"), earnings before non-hedge derivative gain/loss, writedown of assets and adjusted cash flows from operating activities, because we believe that this information will help investors in understanding the level of the Company's operational earnings and assessing its performance in 2002 compared to the prior year. We believe that conventional measures of performance prepared in accordance with generally accepted accounting principles ("GAAP") do not fully illustrate the Company's core earnings. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. They are furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Reconciliations of these non-GAAP performance measures are presented in notes 16 and 17 of the interim consolidated financial statements.

RISKS

By the very nature of its activities, the Company is subject to various financial, operational and political risks in the normal course of business. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, establishing and maintaining internationally-recognized standards, independent audits to be performed and purchasing insurance policies, these risks cannot be eliminated. Thus, readers are urged to read and consider the risk factors more particularly described in the Company's Annual Report and its Annual Information Form.

CAMBIOR INC.

CONSOLIDATED OPERATIONS

	Fourth Quarter ended December 31,		Year ended December 31,
(in thousands of US dollars)	2002 $	2001 $	2002 $	2001 $

	(unaudited)		(audited)
REVENUES
Mining operations	51,720	52,361	202,258	197,520
Investment income	1,634	44	1,945	727

	53,354	52,405	204,203	198,247

EXPENSES
Mining operations	40,600	36,121	154,324	151,450
Depreciation, depletion and amortization	6,376	6,916	28,834	34,944
Exploration and business development	1,030	1,852	4,190	3,409
General and administrative	1,007	760	4,849	3,939
Financial expenses	332	925	2,399	5,565
Writedown of assets	—	5,419	—	5,419

	49,345	51,993	194,596	204,726

Earnings (Loss) before the undernoted items	4,009	412	9,607	(6,479)
Non-hedge derivative gain (loss) and other	(2,508)	11,574	(17,306)	(1,645)
Income and mining taxes	(44)	80	(353)	(115)

Net earnings (loss)	1,457	12,066	(8,052)	(8,239)

Basic net earnings (loss) per share (in dollars)	0.01	0.12	(0.06)	(0.09)

Diluted net earnings (loss) per share (in dollars)	0.01	0.12	(0.06)	(0.09)

Basic weighted average number of common shares outstanding (in thousands) (Note 15)	156,652	100,345	140,055	92,834

Diluted weighted average number of common shares outstanding (in thousands) (Note 15)	173,669	103,260	140,055	92,834

CONSOLIDATED CONTRIBUTED SURPLUS (in thousands of US dollars)

Balance, beginning	—	23,047	23,047	23,047
Transfer to deficit (Note 10)	—	—	(23,047)	—

Balance, ending	—	23,047	—	23,047

CONSOLIDATED DEFICIT (in thousands of US dollars)

Balance, beginning	(108,904)	(129,825)	(117,876)	(109,374)
Net earnings (loss)	1,457	12,066	(8,052)	(8,239)
Share and warrants issue expenses, net of income taxes	(1)	—	(4,567)	—
Transfer from contributed surplus (Note 10)	—	(117)	23,047	(263)

Balance, ending	(107,448)	(117,876)	(107,448)	(117,876)

CAMBIOR INC.

CONSOLIDATED CASH FLOWS

	Fourth Quarter ended December 31,		Year ended December 31,
(in thousands of US dollars)	2002 $	2001 $	2002 $	2001 $

	(unaudited)		(audited)
OPERATING ACTIVITIES
Net earnings (loss)	1,457	12,066	(8,052)	(8,239)
Deferred gains	(122)	4,159	(122)	4,159
Deferred revenue (Note 7)	—	—	—	55,000
Non-cash items
Deferred revenue — Delivery of gold on the prepaid forward (Note 7)	(3,055)	(3,056)	(12,222)	(6,111)
Depreciation, depletion and amortization	6,376	6,916	28,834	34,944
Amortization of deferred stripping costs (included in mining operations expenses)	924	—	2,290	—
Provision for environmental obligations	276	514	1,679	1,749
Writedown of assets	—	5,419	—	5,419
Amortization of deferred gains	(209)	(6,946)	(2,856)	(8,108)
Non-hedge derivative loss (gain) and other	2,508	(11,574)	17,306	1,645
Other	19	(112)	251	263

	8,174	7,386	27,108	80,721
Changes in non-cash working capital items (Note 3)	4,303	(2,130)	3,716	611

Cash flows from operating activities	12,477	5,256	30,824	81,332

INVESTING ACTIVITIES
Short-term investments (Note 4)	(25,208)	—	(25,208)	—
Investments	154	—	(2,251)	841
Rosebel Project Development	(5,039)	—	(12,743)	—
Property, plant and equipment	(4,677)	(3,830)	(17,439)	(19,690)
Discontinued operations	—	248	—	12,386

Cash flows used in investing activities	(34,770)	(3,582)	(57,641)	(6,463)

FINANCING ACTIVITIES
Long-term debt — Borrowings	—	—	—	63,575
Long-term debt — Repayments	(37)	(36)	(27,976)	(132,043)
Deferred charges	—	—	—	(2,085)
Shares and warrants issued net of issue expenses	4,502	5,693	57,616	6,067

Cash flows from (used in) financing activities	4,465	5,657	29,640	(64,486)

Effect of changes in the exchange rate on cash held in foreign currency	194	91	186	655

Net increase (decrease) in cash and cash equivalents	(17,634)	7,422	3,009	11,038
Cash and cash equivalents, beginning	35,229	7,164	14,586	3,548

Cash and cash equivalents, ending (Note 4)	17,595	14,586	17,595	14,586

CAMBIOR INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of US dollars)	December 31, 2002 $	December 31, 2001 $

	(Audited)
ASSETS
Current assets
Cash and short-term investments (Note 4)	42,803	14,586
Accounts receivable	4,078	3,134
Settlements receivable	3,644	2,471
Production inventories	4,414	8,001
Supplies inventory and prepaid expenses	18,294	19,185

	73,233	47,377
Investments (Note 5)	4,165	1,934
Property, plant and equipment	200,175	194,683
Deferred charges	1,833	2,448
Fair-value of non-hedge derivatives (Note 11)	—	5,330

	279,406	251,772

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	24,341	22,609
Current portion of long-term debt	1,147	5,147
Current portion of deferred revenue	12,222	12,222
Current portion of deferred gains	2,949	3,661

	40,659	43,639
Long-term debt (Note 6)	26,851	45,930
Deferred revenue (Note 7)	24,445	36,667
Deferred gains (Note 8)	3,304	498
Provision for environmental obligations and other	15,178	13,505
Fair-value of non-hedge derivatives (Note 11)	6,362	—

	116,799	140,239

SHAREHOLDERS' EQUITY
Capital stock (Note 9)	288,910	226,727
Contributed surplus (Note 10)	—	23,047
Deficit	(107,448)	(117,876)
Cumulative translation adjustment	(18,855)	(20,365)

	162,607	111,533

	279,406	251,772

CAMBIOR INC.
NOTES AND COMMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    BASIS OF PRESENTATION

        The accompanying consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). They are consistent with the policies and practices used in the preparation of the Company's audited annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2002.

        The preparation of the consolidated financial statements compliant with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates.

        In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the consolidated financial statements.

2.    CHANGE IN ACCOUNTING POLICY

        On January 1, 2002, the Company adopted, retroactively, the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This Section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. These standards define a fair value-based method of accounting and encourage entities to adopt this method of accounting for its stock-based employee compensation plans. Under this method, compensation costs should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. The Company decided not to adopt the fair value method of accounting for its awards granted to employees and elected to provide in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. The supplementary information required by this new Section is presented in note 13.

3.    CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	Fourth Quarter ended December 31,		Year ended December 31,
	2002 ($000)	2001 ($000)	2002 ($000)	2001 ($000)
	(unaudited)		(audited)
Accounts receivable	(1,366)	(737)	(944)	898
Settlements receivable	(1,256)	515	(1,173)	(929)
Production inventories	2,593	(1,864)	3,587	2,873
Supplies inventory and prepaid expenses	208	618	891	(177)
Account payable and accrued liabilities	4,124	(662)	1,355	(2,054)

	4,303	(2,130)	3,716	611

4.    CASH AND SHORT-TERM INVESTMENTS

	December 31, 2002 ($000)	December 31, 2001 ($000)
Cash	2,575	1,026
Short-term investments with maturities less than 3 months, bearing interest at rates varying from 1.20% to 2.65% (1.55% to 2.22% in 2001)	15,020	13,560

Cash and cash equivalents	17,595	14,586
Short-term investments with maturities more than 3 months but less than 5 months bearing interest at rates varying from 1.05% to 2.75%	25,208	—

	42,803	14,586

5.    INVESTMENTS

	December 31, 2002 ($000)	December 31, 2001 ($000)
Shares of publicly traded companies, at cost	2,466	333
Amount receivable from the purchaser of the El Pachon project of $2,000,000 discounted at 6.125%.	1,699	1,601

	4,165	1,934

        The fair market value of the publicly-traded companies was $5,082,000 ($1,048,000 at December 31, 2001) based on the last quoted market price at December 31, 2002 and includes an amount of $855,000 representing the warrants value as determined by the management. The fair market value of the amount receivable from the purchaser of El Pachon is equivalent to the carrying amount since it is presented at its discounted value.

6.    LONG-TERM DEBT

        The long-term debt position is summarized as follows:

	December 31, 2002 ($000)	December 31, 2001 ($000)
2001 Credit facility
Term loan	22,440	42,994
Revolving loan	—	7,275

	22,440	50,269
Obligations under capital lease	661	808
Balance of purchase price	2,860	—
Other debt	2,037	—

	27,998	51,077
Current portion	1,147	5,147

Long-term portion	26,851	45,930

2001 Credit Facility

        The interest rate on the 2001 credit facility is based on LIBOR + margin. The margin ranges from 2% to 3% and is calculated based upon the ratio of the net present value of projected cash flow during the loan life to the net debt outstanding. The interest rate at December 31, 2002 was 3.44% and 4.99% at December 31, 2001.

        Under the terms of the 2001 credit facility, the Company is required to maintain a mandatory hedging program. Prior to June 12, 2002, the Company was required to maintain sufficient hedges to cover a minimum of 70% of its estimated net future gold production during the loan life at a minimum hedged gold price of $290 per ounce. Effective June 12, 2002, the amount of physical hedges required was reduced to a minimum of 35% of its estimated net future gold production during the loan life.

        The Company has $10,000,000 available under its revolving loan facility until December 31, 2005.

        The 2001 Credit facility has been replaced by a new credit facility as reported in Note 18, Subsequent event.

Balance of purchase price

        The balance of purchase price relates to the residual purchase price consideration payable to Golden Star Resources Ltd. (Golden Star) for the acquisition of its 50% interest in the Rosebel Project. The debt is guaranteed by a pledge on the shares of Rosebel Gold Mines N.V. purchased by Cambior from Golden Star. The amount due represents the discounted value, calculated with an interest rate of 5.0%, of the three $1,000,000 instalments due in January 2003, January 2004 and January 2005.

Other debt

        Upon receiving the Right of Exploitation of the Rosebel Project in December 2002, an amount of $2,238,000 became payable to Grasshopper Aluminum Company N.V. (Grassalco) in compensation for exploration expenses incurred by Grassalco. This amount is payable in three equal annual instalments, the first of which is due on the first anniversary of the commencement of commercial production estimated in 2004. The discounted value calculated with an interest rate of 3.19%, as at December 31, 2002, is evaluated to $2,037,000.

Minimum reimbursements

        At December 31, 2002, the minimum reimbursements on the long-term debt, taken into account the new credit facility mentioned in Note 18, are as follows for the coming years:

Year of repayment	Term loan ($000)	Obligations under capital leases ($000)	Balance of purchase price ($000)	Other debt ($000)	Total ($000)
2003	—	147	1,000	—	1,147
2004	15,000	147	953	—	16,100
2005	7,440	147	907	700	9,194
2006	—	147	—	679	826
2007	—	73	—	658	731

	22,440	661	2,860	2,037	27,998

7.    DEFERRED REVENUE

        On January 12, 2001, Cambior entered into a $55,000,000 prepaid gold forward sale agreement (the "agreement") with a financial institution, whereby Cambior is committed to deliver an aggregate of

233,637 ounces of gold in equal monthly deliveries commencing July 2001 to December 2005. The cash proceeds from this prepaid sale were accounted for as deferred revenue.

        The deliveries of gold under the prepaid gold forward agreement are scheduled as follows:

	Number of ounces	($000)
2003	51,919	12,222
2004	51,919	12,222
2005	51,920	12,223

	155,758	36,667
Current portion	51,919	12,222

Long-term portion	103,839	24,445

        The estimated fair value of the prepaid gold forward sale agreement (long-term and current portion) is $49,201,000.

8.    DEFERRED GAINS

        Deferred gains include gains resulting from the anticipated delivery of gold against contracts with expiry dates subsequent to year end and gains accounted for at the expiry dates of contracts that will be delivered later.

        This account also includes non-hedge derivative losses related to call options and variable volume forward (VVF) converted into forward instruments.

	December 31, 2002 ($000)	December 31, 2001 ($000)
Deferred gains	3,923	4,159
Fair value at the date of conversion of non-hedge derivative instruments into hedge derivative instruments	2,330	—

	6,253	4,159
Current portion	2,949	3,661

Long-term portion	3,304	498

9.    ISSUANCE OF COMMON SHARES AND WARRANTS

	Fourth Quarter ended December 31, 2002		Year ended December 31, 2002
	Number of common shares (000)	Amount ($000)	Number of common shares (000)	Amount ($000)
Securities offering	—	—	48,748	56,123
Exercise of warrants and options	5,404	4,503	6,515	5,153

Total issued	5,404	4,503	55,263	61,276
Common share purchase warrants		—		907

		4,503		62,183
Balance, beginning				226,727

Balance, ending				288,910

        During the first quarter of 2002, Cambior completed a private placement of 21,346,154 special warrants at $0.81 (Cdn $1.30) per special warrant for gross proceeds of $17,293,000 (Cdn $27,750,000). Each special warrant was exercised into one common share and one-half warrant and each whole warrant entitles its holder to acquire one common share of Cambior at a price of Cdn $1.70 until February 27, 2003. In connection with the financing, the Company granted compensation options to the underwriters, valued at $319,000, to purchase 1,067,308 units (each being comprised of one share and one-half warrant) at Cdn $1.30 each.

        On May 16, 2002, Cambior completed a public offering of 27,272,728 units at $1.42 (Cdn $2.20) per unit for gross proceeds of $38,595,000 (Cdn $60,000,000). Each Unit consisted of one common share and one-half Series B common share purchase warrant. Each whole Series B warrant entitles its holder to acquire one common share of Cambior at a price of Cdn $3.00 at any time prior to November 24, 2003. In connection with the offering, the Company granted compensation options to the underwriters, estimated at $588,000, without payment of additional consideration, exercisable to purchase up to an aggregate of 1,363,636 units at a price of Cdn $2.20 per unit.

        During the second quarter, some 1,110,731 additional common shares were issued following the exercise of warrants issued previously for total proceeds of $649,000 (Cdn $1,018,000).

        During the third quarter of 2002, some 129,455 common shares were issued following a private flow-through financing with Cambior officers and employees for total proceeds of $235,000 (Cdn $361,000). The proceeds were applied to exploration activities on Canadian projects.

        During the fourth quarter, 4,950,000 common shares were issued at $0.83 each following the exercise of warrants issued previously to Jipangu Inc. for total proceeds of $4,123,000. With this transaction, Jipangu Inc., Cambior's largest shareholder, increased its position in the share capital of the Company to 28% of the total currently outstanding. Some 453,846 additional common shares were issued to various parties following the exercise of warrants issued previously for total proceeds of $381,000 (Cdn$590,000).

        As at December 31, 2002, the maximum number of warrants exercisable is as follows:

Date of issue	Expiry date	Exercise price ($ per share)	Number issued (000)	Number exercisable (000)
January 12, 2001	December 31, 2005	Cdn $0.56	1,300	746
February 27, 2002	February 27, 2003	Cdn $1.30	1,067	107
February 27, 2002	February 27, 2003	Cdn $1.70	11,207	11,187
May 16, 2002	May 16, 2003	Cdn $2.20	1,363	1,363
May 16, 2002	November 24, 2003	Cdn $3.00	14,318	14,318

			29,255	27,721

10.  CONTRIBUTED SURPLUS

        At their annual general and special meeting held on May 7, 2002, the Company's shareholders adopted a resolution to apply amounts available from the contributed surplus account ($23,047,000) to reduce the Company's accumulated deficit.

11.  REVENUE PROTECTION PROGRAM

a)
Gold sales and deliveries

        The Company's gold sales and deliveries commitments, as at December 31, 2002, are as follows(1):

	2003	2004	2005	2006	2007	Total
FORWARDS
Quantity (000 ozs)	420	255	155	130	56	1,016
Average price ($/oz)	302	309	317	326	350	312
PREPAID GOLD FORWARDS (Note 7)
Quantity (000 ozs)	52	52	52	—	—	156
Average price ($/oz)	235	235	235	—	—	235

MINIMUM DELIVERY OBLIGATIONS
Quantity (000 ozs)	472	307	207	130	56	1,172
Average price ($/oz)	295	296	296	326	350	302
CALL OPTIONS SOLD(2)(3)
Quantity (000 ozs)	10	104	—	—	—	114
Average price ($/oz)	300	301	—	—	—	301

TOTAL DELIVERY COMMITMENTS
Quantity (000 ozs)	482	411	207	130	56	1,286
Average price ($/oz)	295	297	296	326	350	301

(1)
The designation dates for accounting purposes differ from commitment dates.

(2)
The Company's contingent delivery obligations under the call options sold contracts will only take effect if the gold price is above the strike price of the relevant contract at its maturity date.

(3)
Certain call options sold and forward positions, totalling 577,538 ounces, include a swap of the gold lease rate for the duration of the contracts. Pursuant to the swap agreements, the Company pays the floating gold lease rate and the counter-parties pay a fixed rate of 1.25% per annum.

(4)
At December 31, 2002, the estimated mark-to-market value of Cambior's gold forward sales and deliveries commitments excluding the prepaid gold forward, calculated at a spot price of $343 per ounce ($324 per ounce at September 30, 2002 and $277 per ounce at December 31, 2001) is the following:

	December 31, 2002 ($000)	December 31, 2001 ($000)
Forwards	(37,381)	3,510
Call options sold, VVF and Lease rate Swaps (accounted for in the balance sheet as fair value of non- hedge derivatives)	(6,362)	5,330

	(43,743)	8,840

        The non-hedge derivative loss of $16,765,000 in 2002 (loss of $731,000 in 2001) represents the annual variation of the mark-to-market value of the non-hedge derivative instruments combined with the deferred non-hedge derivative loss related to the conversion of call options and VVF into forward instruments.

        As part of the mandatory hedging program, Cambior can roll forward its contracts up to the final maturity date of the 2001 credit facility and is not subject to margin calls.

b)
Foreign exchange contracts

        The Company's Canadian dollar hedging commitments as at December 31, 2002 are as follows:

	2003	2004	2005	2006	Total
Fixed Forwards
US dollars ($000)	57,728	45,422	28,039	12,000	143,189
Exchange rate	1.5616	1.5732	1.5637	1.6410	1.5723

        As at December 31, 2002, the fair value loss of the foreign exchange contracts was $3,185,000. This amount was not accounted for in the consolidated statement of operations as the commitments of the Company to deliver US dollars in exchange for Canadian dollars are treated as hedge instruments.

12.  COMMON SHARE PURCHASE OPTION

        At their Annual General and Special Meeting held on May 7, 2002, the Shareholders approved an increase in the number of Common Shares issuable under the Stock Option Plan of 3,500,000 Common Shares for a new maximum of 9,000,000 Common Shares.

        In 2002, in accordance with its Stock Option Plan, the Company granted 1,425,000 options at an average exercise price of Cdn $2.19 each to directors, officers and key employees.

13.  ACCOUNTING FOR COMPENSATION PLANS

        The Company measures compensation costs related to awards of stock options using the intrinsic value based method of accounting. The Company is required to make pro forma disclosures of net earnings (loss), basic earnings (loss) per share and diluted earnings (loss) per share as if the fair value based method of accounting had been applied. The fair value of options granted was estimated using the Black-Scholes option-pricing model, taking into account an expected life of 5 years, a semi-annual risk-free interest rate of 5.07% in 2002 (5.06% in 2001) and a volatility of 85% in 2002 (95% in 2001). A compensation charge is amortized over the vested period.

        Accordingly the Company's net earnings (loss) and basic and diluted net earnings (loss) per share would have been reported on a pro forma basis as follows:

	Fourth Quarter ended December 31,		Year ended December 31,
	2002	2001	2002	2001
Net earnings (loss), as reported ($000)	1,457	12,066	(8,052)	(8,239)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects ($000)	(251)	(306)	(814)	(1,186)

Net earnings (loss), pro forma ($000)	1,206	11,760	(8,866)	(9,425)

Basic net earnings (loss) per share, as reported ($)	0.01	0.12	(0.06)	(0.09)
Diluted net earnings (loss) per share, as reported ($)	0.01	0.12	(0.06)	(0.09)
Basic net earnings (loss) per share, pro forma ($)	0.01	0.12	(0.06)	(0.10)
Diluted net earnings (loss) per share, pro forma ($)	0.01	0.12	(0.06)	(0.10)

        The weighted average fair value of options granted in 2002 was $1.00 ($0.25 in 2001).

14.  SEGMENTED INFORMATION

        The Company operates four gold mines: Omai, located in Guyana; Doyon, which includes the Mouska mine, and Sleeping Giant (50% ownership through a joint venture), located in Québec, Canada. The Company is also a 50% owner, through a joint venture, of the Niobec mine, a niobium operation located in Québec, Canada and realized contracting services which are grouped with Niobec.

	Omai ($000)	Doyon ($000)	Sleeping Giant ($000)	Niobec and others ($000)	Discontinued operations ($000)	Corporate and projects ($000)	Total ($000)
Fourth Quarter ended December 31, 2002
Revenues — Mining operations	25,113	17,063	2,925	6,560	—	59	51,720
Financial expenses	474	—	—	—	—	(142)	332
Depreciation, depletion and amortization	2,628	3,076	359	165	—	148	6,376
Divisional earnings (loss)	892	822	255	2,106	—	(1,700)	2,375
Capital expenditures	537	2,267	708	1,062	—	4,988	9,562

Fourth Quarter ended December 31, 2001
Revenues — Mining operations	28,027	17,444	2,106	4,784	—	—	52,361
Financial expenses	743	(9)	—	—	—	191	925
Depreciation, depletion and amortization	2,403	3,984	325	57	—	147	6,916
Writedown of assets	5,419	—	—	—	—	—	5,419
Divisional earnings (loss)	(727)	1,668	(102)	2,262	—	(2,733)	368
Capital expenditures (disposals)	1,036	1,806	234	283	(248)	471	3,582

Year ended December 31, 2002
Revenues — Mining operations	100,650	66,988	10,149	23,662	—	809	202,258
Financial expenses	2,629	44	3	—	—	(277)	2,399
Depreciation, depletion and amortization	12,330	13,619	1,505	792	—	588	28,834
Divisional earnings (loss)	5,676	1,830	1,107	8,023	—	(8,974)	7,662
Capital expenditures	4,497	8,071	1,817	1,924	—	16,124	32,433
Property, plant and equipment	48,119	85,109	4,687	13,256	—	49,004	200,175
Divisional assets	74,830	89,012	5,024	21,200	—	89,340	279,406

Year ended December 31, 2001
Revenues — Mining operations	106,793	63,198	8,811	18,718	—	—	197,520
Financial expenses	4,800	(95)	—	—	—	860	5,565
Depreciation, depletion and amortization	16,449	15,356	1,388	1,144	—	607	34,944
Writedown of assets	5,419	—	—	—	—	—	5,419
Divisional earnings (loss)	(2,454)	(473)	353	5,183	—	(9,815)	(7,206)
Capital expenditures (disposals)	8,303	7,553	1,032	1,038	(12,386)	923	6,463
Property, plant and equipment	58,133	89,781	4,251	12,004	—	30,514	194,683
Divisional assets	77,969	93,449	4,827	19,156	—	56,371	251,772

        Reconciliation of reportable operating divisional earnings (loss) to net earnings (loss) is as follows:

	Fourth Quarter ended December 31,		Year ended December 31,
	2002 ($000)	2001 ($000)	2002 ($000)	2001 ($000)
Divisional earnings	4,075	3,101	16,636	2,609
Corporate and projects	(1,700)	(2,733)	(8,974)	(9,815)

	2,375	368	7,662	(7,206)
Investment income	1,634	44	1,945	727
Non-hedge derivative gain (loss) and other	(2,508)	11,574	(17,306)	(1,645)
Income and mining taxes	(44)	80	(353)	(115)

Net earnings (loss)	1,457	12,066	(8,052)	(8,239)

15.  EARNINGS PER SHARE

        The following number of equity instruments were not included in the computation of diluted earnings per share, because to do so would have been anti-dilutive for the years presented.

	Fourth Quarter ended December 31,		Year ended December 31,
	2002 ($000)	2001 ($000)	2002 ($000)	2001 ($000)
Options	2,054	3,240	5,668	4,855
Warrants	14,318	4,950	27,721	6,250

	16,372	8,190	33,389	11,105

        Reconciliation of the diluted weighted average number of common shares outstanding for the fourth quarters of 2001 and 2002 is as follows:

	Fourth Quarter ended December 31,
	2002 (000)	2001 (000)
Basic weighted average number of common shares outstanding	156,652	100,345
Effect of dilutive stock option	3,614	1,615
Effect of dilutive warrants	13,403	1,300

Diluted weighted average number of common shares outstanding	173,669	103,260

16.  RECONCILIATION OF EARNINGS (LOSS) BEFORE NON-HEDGE DERIVATIVE LOSS (GAIN) AND EBITDA TO GAAP NET EARNINGS (LOSS)

        Earnings before interest, taxes, depreciation and amortization, writedown of mining assets and non-hedge derivative loss (gain) (EBITDA) are summarized as follows:

	Fourth Quarter ended December 31,		Year ended December 31,
	2002 ($000)	2001 ($000)	2002 ($000)	2001 ($000)
Net earnings (loss) (GAAP)	1,457	12,066	(8,052)	(8,239)
Add:
Non-hedge derivative loss (gain) and other	1,709	(11,574)	14,565	1,645

Earnings (Loss) before non-hedge derivative loss (gain)	3,166	492	6,513	(6,594)
Depreciation, depletion and amortization	6,376	6,916	28,834	34,944
Amortization of deferred stripping costs	924	—	2,290	—
Financial expenses	332	925	2,399	5,565
Writedown of mining assets	—	5,419	—	5,419
Income and mining taxes	44	(80)	353	115

EBITDA	10,842	13,672	40,389	39,449

17.  RECONCILIATION OF ADJUSTED CASH FLOW FROM OPERATING ACTIVITIES TO GAAP CASH FLOW FROM OPERATING ACTIVITIES

	Fourth Quarter ended December 31,		Year ended December 31,
	2002 ($000)	2001 ($000)	2002 ($000)	2001 ($000)
Cash flow from operating activities (GAAP)	12,477	5,256	30,824	81,332

Adjustments:
Deferred revenue	—	—	—	(55,000)
Deferred revenue — Delivery of gold on the prepaid forward	3,055	3,056	12,222	6,111

	3,055	3,056	12,222	(48,889)

Adjusted cash flow from operating activities	15,532	8,312	43,046	32,443

18.  SUBSEQUENT EVENT

New $65,000,000 financing commitment for Rosebel gold project, Suriname

        On February 7, 2003, Cambior completed a new credit facility with a group of financial institutions for an amount of $65,000,000. The credit facility consists of a non-revolving term loan for an amount of

$55,000,000 and a $10,000,000 revolving credit facility, both maturing on December 31, 2007. The term loan minimum repayments are scheduled as follows, with the initial reimbursement due on June 30, 2004:

Year of repayment	Amount per year ($000)
2004	15,000
2005	16,000
2006	16,000
2007	8,000

55,000

        In addition, Cambior has agreed to repay up to $5,000,000 from proceeds from the exercise of warrants in 2003 or new share issues in order to reduce commitments and/or outstandings under the non-revolving term facility following the scheduled reductions prorata.

        The credit facility will bear interest at LIBOR rate plus 2.50%, until "Commercial Completion" of the Rosebel Project as defined under the terms of the credit agreement. Thereafter, the interest margin above LIBOR will vary from 1.50% to 2.25% based on certain financial ratios.

        This new credit facility will be used to repay the $22,440,000 balance under the 2001 credit facility and to finance the construction and development of the Rosebel Project.

        Under the new credit facility, Cambior is required to maintain a Revenue Protection Program covering 30% of its expected production during the loan life period at a minimum price of $290 per ounce. The hedging commitment is subject to reduction following a decrease in the amount outstanding under the loan facility. As part of the Revenue Protection Program covenant, Cambior will have the right to roll forward its contracts up to the final maturity of the loan and the hedging lines will not be subject to margin calls. This covenant will allow Cambior to pursue its reduction of its Revenue Protection Program in accordance with its corporate strategy.

        The agreement with the lenders is subject to the maintenance of various covenants and financial ratios similar to those currently in force.

19.  ADDITIONAL INFORMATION

        Foreign exchange rates were as follows:

Cdn $/US $		2002	2001
December 31	(Closing)	1.5776	1.5928
September 30	(Closing)	1.5872	1.5785
Fourth Quarter	(Average)	1.5698	1.5803
Year	(Average)	1.5704	1.5484

        The numbers of common shares outstanding at the following dates were:

Dates	Number of common shares
February 7, 2003	160,509,000	(1)
December 31, 2002	160,167,000
September 30, 2002	154,763,000
June 30, 2002	154,634,000
March 31, 2002	126,250,000
December 31, 2001	104,904,000

(1)
Since December 31, 2002, 342 000 warrants were exercised for a total amount of $350,000.

MINERAL RESERVES AND RESOURCES(1)
CAMBIOR'S SHARE

	December 31, 2002 @ $325/oz			December 31, 2001 @ $300/oz
	Tonnes (000)	Grade (g Au/t)	Ounces Contained (oz)	Tonnes (000)	Grade (g Au/t)	Ounces Contained (oz)
GOLD OPERATIONS
Omai (100%)
Proven Reserves	14,730	1.3	626,300	22,644	1.3	944,000
Probable Reserves	69	1.4	3,000	69	1.4	3,000
Doyon Division (100%)(2)
Proven Reserves	3,774	5.2	629,500	3,864	5.2	644,400
Probable Reserves	4,264	5.4	736,800	4,331	5.6	786,500
Measured Resources	228	3.1	23,000	170	3.6	19,900
Indicated Resources	1,669	3.6	195,300	760	4.4	107,400
Inferred Resources	6,316	5.2	1,053,000	5,244	5.6	946,600
Sleeping Giant (50%)
Proven Reserves	89	12.6	35,900	63	10.7	21,500
Probable Reserves	100	12.9	41,500	145	12.3	57,600
Inferred Resources	159	10.7	54,600	112	10.8	38,700

GOLD PROJECTS
Rosebel (100%)(3)
Probable Reserves	42,897	1.6	2,143,000	25,166	1.7	1,350,000
Indicated Resources	30,871	1.2	1,210,000	—	—	—
Inferred Resources	21,296	1.3	911,000	—	—	—
La Arena (100%)
Indicated Resources	13,400	1.0	414,000	13,400	1.0	414,000
TOTAL GOLD
Proven and Probable Reserves			4,216,000			3,807,000
Measured and Indicated Resources			1,842,300			541,300
Inferred Resources			2,018,600			985,300
	Tonnes (000)	Grade Nb2O5 (%)	Contained tonnes (000) Nb2O5	Tonnes (000)	Grade Nb2O5 (%)	Contained tonnes (000) Nb2O5
NIOBIUM OPERATION
Niobec (50%)
Proven Reserves	8,910	0.63	56	5,833	0.65	38
Probable Reserves	3,008	0.70	21	3,245	0.72	23
Measured Resources	—	—	—	730	0.60	4
Indicated Resources	—	—	—	155	0.55	1
Inferred Resources	1,074	0.63	7	900	0.69	6
	Tonnes (000)	Grade Cu (%)	Contained tonnes (000)	Tonnes (000)	Grade Cu (%)	Contained tonnes (000)
COPPER PROJECT
Carlota (100%)(4)
Probable Reserves	78,830	0.47	371	78,830	0.47	371

1.
Reported mineral reserves and resources have been calculated in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000. Mineral reserves and resources were estimated using a long-term gold price assumption of $325/oz in 2002 and $300/oz in 2001. Unlike proven and probable mineral reserves, mineral resources (of all categories) do not have a demonstrated economic viability.

2.
Includes mineral reserves and resources from the Doyon and Mouska mines.

3.
The results published at $325 per ounce are calculated using an "optimized" pit. The same ratio of tonnes and ounces has been used for optimized pit as for the final pit at $300 per ounce. The feasibility study deposited in August 2002, using a gold price of $300 per ounce, included 1,932,000 ounces of probable reserves based on a final pit design.

4.
The 2002 and 2001 probable reserves for the Carlota project were calculated at $0.90/lb and include only the Carlota-Cactus pit.

MINERAL RESERVES AND MINERAL RESOURCES

        Mineral reserve and mineral resource estimates have been calculated by Cambior's technical personnel for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM "Standards on Mineral Resources and Reserves") in August 2000. There are numerous uncertainties inherent in estimating proven and probable mineral reserves, including many factors beyond the Company's control. The estimation of reserves is a subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgement. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify revision of such estimates.

        Cambior's qualified persons(1) responsible for the mineral reserve and resource calculations for each mine or project are as follows:

Mine	Name	Title
Omai (Guyana)	Y. Michaud	Geology Superintendent
	A. Croal	Engineering Superintendent
Doyon (Quebec, Canada)	D. Doucet	Chief Geologist
	A. Grenier	Chief Engineer
Mouska (Quebec, Canada)	P. Levesque	Chief Geologist
	K. Marquis	Chief Engineer
Sleeping Giant (Quebec, Canada)	F. Blanchet	Chief Geologist
	D. Vallières	Chief Engineer
Gold Projects
Rosebel (Suriname)	R. Sirois	Geology Superintendent
	A. Croal	Engineering Superintendent, Omai Mine
La Arena (Peru)	F. Clouston	Project Assessment Engineer
Copper Projects
Carlota (Arizona, USA)	Independent Mining Consultants Inc.
Industrial Minerals
Niobec(2) (Quebec, Canada)	D. Villeneuve	Chief Geologist
	S. Thivierge	Engineering and Maintenance Superintendent

(1)
Qualified person: an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report, and is a member in good standing of a professional association.

(2)
The Niobec mine is jointly owned by operator Mazarin Inc. (50%) and Cambior (50%), who is responsible for the marketing.

        The Company has established rigourous methods and procedures aimed at assuring reliable estimates of the mineral reserves and resources at all of its operations and projects. Quality control falls under the responsibility of Elzéar Belzile, P. Eng., Manager, Mining Geology with Cambior Inc. who is also a qualified person.

        Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as "mineral resources," that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Annual Report on Form 40-F. A copy of the 2001 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Mineral Reserves

        Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

        A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserve

        A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserve

        A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

        Mineral Resources are sub-divided, in order of increasing geology confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

        A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

        A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

        An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

        An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonable assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Metallurgical Recovery and Cut-off Grade

        In calculating mineral reserves, cut-off grades are established using the Company's long-term gold price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

        The following table indicates the cut-off grade calculations and the average metallurgical recoveries at Cambior's gold mining operations for the proven and probable mineral reserves.

	Average Metallurgical Recovery(1)
		Cut-off grades
Mine
	(Gold %)	(g Au /t)
Omai	93	0.70
Doyon	96	3.2 to 4.4	(2)
Mouska	94	9.1 to 10.3	(2)
Sleeping Giant	97	8.5 to 9.3	(2)

(1)
Recovery rates vary depending on the metallurgical properties of each deposit and the production process used.

(2)
Varies depending on the mining method used.

SENSITIVITY ANALYSIS

        To establish the 2002 and 2001 year-end mineral reserves, the Company used a long-term gold price of $325 and $300 per ounce respectively, and a long-term copper price of $0.90/lb. For the Canadian operations, a long-term exchange rate of Cdn $1.54 was used.

        Proven and probable mineral reserves for the gold operations at December 31, 2002 were 2.1 million ounces. A sensitivity analysis using a gold price of $300 per ounce indicates that mineral reserves would fall 1% to 2.1 million ounces. The impact of a $300 gold price on the Doyon Division would be a reduction of 1%, while the impact on the Omai mine would be a reduction of 2%.

        The impact of $300 gold price on the Rosebel project would be a reduction of 10% to 1.9 million ounces contained.

COMMUNIQUÉ DE PRESSE / PRESS RELEASE
POUR PUBLICATION IMMÉDIATE / FOR IMMEDIATE RELEASE

Longueuil, February 14, 2003

CAMBIOR INC. announces that its Board of Directors adopted a resolution fixing the close of business on Friday, March 14, 2003, as the record date for the purpose of determining shareholders entitled to receive notice of its Annual General Meeting of Shareholders.

The Annual General Meeting of Shareholders of Cambior Inc. will be held in Montreal on Friday, May 9, 2003 at 11:00 am.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol « CBJ ». Cambior's warrants, « CBJ.WT » and « CBJ.WT.B », trade on the TSX.

* * * * *

Longueuil, le 14 février 2003

CAMBIOR INC. annonce que son conseil d'administration a adopté une résolution fixant la date de clôture des registres, en vue de déterminer les actionnaires ayant droit de recevoir l'avis de convocation à son assemblée générale annuelle des actionnaires, à la fermeture des bureaux vendredi le 14 mars 2003.

L'assemblée générale annuelle des actionnaires de Cambior inc. se tiendra à Montréal vendredi le 9 mai 2003 à 11h00.

Cambior inc. est un producteur aurifère international avec des activités d'exploitation, de développement de projets et d'exploration dans les Amériques. Ses actions « CBJ » sont inscrites à la cote de la Bourse de Toronto (TSX) et de l'American Stock Exchange (AMEX). Les bons de souscription « CBJ.WT » et « CBJ.WT.B » sont inscrits à la cote de la Bourse de Toronto.

For additional information, please contact / Pour renseignements additionnels, veuillez communiquer avec:

CAMBIOR INC.
Investor Relations / Relations avec les investisseurs
Robert LaVallière
Manager/Directeur
Tel. : (450) 677-2699
Fax : (450) 677-3382
E-mail : info@cambior.com
Website : www.cambior.com

CP-2003-06

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

PRESS RELEASE/COMMUNIQUÉ DE PRESSE
FOR IMMEDIATE RELEASE/POUR PUBLICATION IMMÉDIATE

Longueuil, February 25, 2003

REMINDER — CAMBIOR WARRANTS EXPIRE FEBRUARY 27, 2003

Cambior Inc. reminds warrant holders that its warrants (CBJ.WT) expire on February 27, 2003. Each CBJ.WT warrant entitles its holder to purchase one common share of Cambior at a price of Cdn $1.70.

Warrant certificates and payment are to be remitted to CIBC Mellon Trust Company at its various offices in Canada. For further information, please contact your broker.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol « CBJ ». Cambior's warrants, « CBJ.WT » and « CBJ.WT.B », trade on the TSX.

* * * *

Longueuil, le 25 février 2003

RAPPEL — BONS DE SOUSCRIPTION DE CAMBIOR SE TERMINANT LE 27 FEVRIER 2003

Cambior inc. rappelle que ses bons de souscription « CBJ.WT » viennent à échéance le 27 février 2003. Chaque bon de souscription « CBJ.WT » permet à son détenteur d'acheter une action ordinaire de Cambior au prix de 1,70 $ Can.

Les bons de souscription et le paiement doivent être remis à Compagnie Trust CIBC Mellon à l'un de ses bureaux au Canada. Pour de plus amples informations, veuillez consulter votre courtier.

Cambior inc. est une société internationale aurifère avec des activités d'exploitation, de développement de projets et d'exploration dans les Amériques. Ses actions « CBJ » sont inscrites à la cote de la Bourse de Toronto (TSX) et de l'American Stock Exchange (AMEX). Les bons de souscription « CBJ.WT » et « CBJ.WT.B » sont inscrits à la cote de la Bourse de Toronto.

For additional information, please contact / Pour renseignements additionnels, veuillez communiquer avec :

CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations/Directeur — Relations avec les investisseurs
Tel. : (450) 677-2699
Fax : (450) 677-3382
E-mail : info@cambior.com
Website : www.cambior.com

PR-2003-07

COMMUNIQUÉ DE PRESSE / PRESS RELEASE
POUR PUBLICATION IMMÉDIATE / FOR IMMEDIATE RELEASE

Longueuil, February 28, 2003

CAMBIOR RECEIVED CDN $17.1 MILLION FROM THE EXERCISE OF WARRANTS (CBJ.WT)

Cambior Inc. is pleased to announce that it received Cdn $17.1 million from the exercise of warrants (CBJ.WT) that expired yesterday at 5:00 PM (Montreal time). Each warrant entitled its holder to purchase one common share of Cambior for a price of Cdn $1.70. More than 90 % of the issued warrants (CBJ.WT) were exercised out of a total of 11.2 million warrants. As a result of the exercise of these warrants, the total number of outstanding common shares of Cambior amounts to 170.3 million shares.

From the proceeds of this exercise, an amount of US $5 million will be used to reduce Cambior's indebtedness under the terms of the new credit facility obtained earlier this month, with the remainder added to working capital.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol « CBJ ». Cambior's warrant « CBJ.WT.B » trades on the TSX. Each CBJ.WT.B warrant entitles the holder to purchase one common share of Cambior at a price of Cdn $3.00 until November 24, 2003.

* * * * *

Longueuil, le 28 février 2003

CAMBIOR RECUEILLE 17,1 MILLIONS $ CAN À LA SUITE
DE L'EXERCICE DES BONS DE SOUSCRIPTION (CBJ.WT)

Cambior inc. est heureuse d'annoncer qu'elle a recueilli un montant de 17,1 millions $ Can à la suite de l'exercice des bons de souscription (CBJ.WT) venant à échéance hier à 17h00 (heure de Montréal). Chaque bon de souscription permettait à son détenteur d'acquérir une action ordinaire de Cambior au prix de 1,70 $ Can. Plus de 90 % des bons de souscription (CBJ.WT) émis ont été exercés sur un total de 11,2 millions de bons de souscription. À la suite de l'exercice des bons de souscription, le nombre d'actions ordinaires en circulation de Cambior se chiffre à 170,3 millions d'actions.

Du produit de cet exercice, un montant de 5 millions $ US servira à réduire la dette de Cambior en vertu de la nouvelle facilité de crédit bancaire obtenue plus tôt ce mois-ci, et le solde sera ajouté au fonds de roulement.

Cambior inc. est une société internationale aurifère avec des activités d'exploitation, de développement de projets et d'exploration dans les Amériques. Ses actions « CBJ » sont inscrites à la cote de la Bourse de Toronto (TSX) et de l'American Stock Exchange (AMEX). Le bon de souscription « CBJ.WT.B » est inscrit à la cote de la Bourse de Toronto. Chaque bon de souscription CBJ.WT.B permet à son détenteur d'acheter une action ordinaire de Cambior à un prix de 3,00 $ Can jusqu'au 24 novembre 2003.

For additional information, please contact / Pour renseignements additionnels, veuillez communiquer avec :

CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations / Directeur — Relations avec les investisseurs
Tél. : (450) 677-2699
Fax : (450) 677-3382
E-mail : info@cambior.com
Internet : www.cambior.com

CP-2003-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMBIOR INC.
Date: March 6, 2003	By:	/s/ ANDRÉ LE BEL André Le Bel Senior Legal Counsel and Assistant Corporate Secretary

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PRESS RELEASE FOR IMMEDIATE RELEASE
CAMBIOR INC.
HIGHLIGHTS (unaudited)
CAMBIOR INC.
GOLD PRODUCTION STATISTICS (unaudited)
FOURTH QUARTER 2002
CAMBIOR INC. CONSOLIDATED OPERATIONS
CAMBIOR INC. CONSOLIDATED CASH FLOWS
CAMBIOR INC. CONSOLIDATED BALANCE SHEETS
CAMBIOR INC. NOTES AND COMMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS
MINERAL RESERVES AND RESOURCES(1) CAMBIOR'S SHARE
COMMUNIQUÉ DE PRESSE / PRESS RELEASE POUR PUBLICATION IMMÉDIATE / FOR IMMEDIATE RELEASE
NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.
PRESS RELEASE/COMMUNIQUÉ DE PRESSE FOR IMMEDIATE RELEASE/POUR PUBLICATION IMMÉDIATE
REMINDER — CAMBIOR WARRANTS EXPIRE FEBRUARY 27, 2003
RAPPEL — BONS DE SOUSCRIPTION DE CAMBIOR SE TERMINANT LE 27 FEVRIER 2003
COMMUNIQUÉ DE PRESSE / PRESS RELEASE POUR PUBLICATION IMMÉDIATE / FOR IMMEDIATE RELEASE
CAMBIOR RECEIVED CDN $17.1 MILLION FROM THE EXERCISE OF WARRANTS (CBJ.WT)
CAMBIOR RECUEILLE 17,1 MILLIONS $ CAN À LA SUITE DE L 'EXERCICE DES BONS DE SOUSCRIPTION (CBJ.WT)
SIGNATURES